UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 001-11625

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:
Pentair, Inc. Retirement Savings and Stock Incentive Plan
Pentair, Inc.
5500 Wayzata Boulevard, Suite 900
Golden Valley, Minnesota 55416

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Pentair plc
Regal House, 70 London Road
Twickenham, London, TW13QS
United Kingdom

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500 —	9
Form 5500, Schedule H, Part IV Line 4i — Schedule of Assets (Held at End of Year)	10

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Pentair, Inc. Retirement Savings and Stock Incentive Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Pentair, Inc. Retirement Savings and Stock Incentive Plan (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule
The supplemental schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 16, 2022

We have served as the auditor of the Plan since 2002, however an earlier year could not be reliably determined.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2021 AND 2020

	2021	2020
ASSETS:
Notes receivable from participants	$6,868,917	$7,026,234
Employee contributions receivable	922,377	799,960
Employer contributions receivable	502,675	429,495
Other receivables	—	8,574
Total receivables	8,293,969	8,264,263
Investments — at fair value	849,674,163	750,013,273
Total assets	857,968,132	758,277,536
LIABILITIES:
Refund of excess contributions	39,100	—
Total liabilities	39,100	—
NET ASSETS AVAILABLE FOR BENEFITS	$857,929,032	$758,277,536
See accompanying notes to financial statements.

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2021

ADDITIONS:
Employee contributions	$33,758,382
Employer contributions	18,958,116
Rollover contributions	4,880,214
Total contributions	57,596,712

Interest, dividend and other income	6,965,793
Net appreciation in the fair value of investments	117,084,051
Net investment income	124,049,844

Total additions	181,646,556

DEDUCTIONS:
Benefits paid to participants	81,420,887
Administrative expenses	574,173
Total deductions	81,995,060

INCREASE IN NET ASSETS	99,651,496
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	758,277,536
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$857,929,032
See accompanying notes to financial statements.

Notes to financial statements
As of December 31, 2021 and 2020, and for the year ended December 31, 2021

1.DESCRIPTION OF THE PLAN
The following description of the Pentair, Inc. Retirement Savings and Stock Incentive Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan.
General Information — The Plan is a defined contribution profit-sharing plan with a cash or deferred arrangement described in Internal Revenue Code (“IRC”) Section 401(k) and an employee stock ownership plan (“ESOP”) component of the stock-bonus type. With certain exceptions, the Plan covers employees of Pentair, Inc. (the “Company”) and its U.S. subsidiaries. The Company is a subsidiary of Pentair plc (“Pentair”) and is the Plan sponsor as well as Plan Administrator. Fidelity Management Trust Company (“Fidelity”) is record-keeper and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
In December 2020, the Company amended the Plan to incorporate various modifications, including the adoption of certain relief provisions included in the Coronavirus Aid, Relief, and Economic Security Act, effective as of January 1, 2020, as well as the removal of nVent Electric plc stock as an investment under the Plan, effective as of December 11, 2020.
Participation — Participation for full- and part-time employees may commence effective with the date of hire, provided the employee is at least age 18. Participant contributions are subject to a maximum of 50% of pre-tax compensation and 15% of after-tax compensation for a combined limit of 65% of compensation. Employee contributions are also subject to the IRC 402(g) limitation of $19,500 for both 2021 and 2020 provided that employees who will be age 50 or older are permitted to make additional catch-up contributions to the Plan up to the IRC limitation of $6,500 for both 2021 and 2020.
The Plan has an automatic enrollment feature for new employees at a deferral rate of 5% of eligible compensation with an automatic annual increase of 1% of eligible compensation per year until the participant reaches a deferral rate of 10%. Employees may opt-out of automatic enrollment and automatic annual increase at any time.
Employee pretax contributions are matched at 100% of the first 5% of eligible compensation that is contributed to the Plan by a participant on a pre-tax basis and are made in the form of cash.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant compensation or account balances, as defined in the Plan document. The benefit to which a participant is entitled to under the Plan is the benefit that can be provided from the participant’s vested account.
Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. In the event a participant fails to direct the investment, the participant is deemed to have elected to invest the participant’s contributions in the default investment option designated by the Plan Administrator. The Plan currently offers various investment alternatives to Plan participants, consisting of corporate stock, mutual funds, common/collective trusts and stable value funds. Investment management fees are charged against 401(k) trust earnings prior to the allocation of earnings.
Notes receivable from participants — Loans for any reason are allowed under the Plan. The interest rate charged is prime rate plus 1% at the time funds are borrowed. The maximum maturity of the loans is five years (15 years for loans to purchase a primary residence). The minimum loan amount is $1,000, and the maximum is the lesser of 50% of the vested account balance, not including employer contributions, or $50,000. Due to transfers of notes receivable from participants related to plan mergers in prior years, certain loans outstanding as of December 31, 2021 and 2020, may carry an original maturity greater than 15 years and bear interest at rates higher than the prime rate plus 1%. As of December 31, 2021, participant loans have maturities through 2045 at interest rates ranging from 4.25% to 9.75%.
Refund of excess contributions — Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. Excess contributions are remitted to applicable participants in the subsequent plan year. For the year ended December 31, 2021, the Plan had excess contributions of $39,100. There were no excess contributions related to the Plan year ended December 31, 2020.
Vesting — All pre-tax elective deferral and after-tax contributions are immediately 100% vested. The Company’s matching contributions for participants generally are 100% vested after 12 months of service.
Forfeitures — Nonvested account balances of terminated employees are forfeited. Forfeitures under the Plan may be used to pay administrative expenses or may be applied towards the payment of the Company’s future contributions.

Notes to financial statements
As of December 31, 2021 and 2020, and for the year ended December 31, 2021

Administrative Expenses — Administrative expenses of the Plan are paid in part by the Plan sponsor and the participants (as deductions from their accounts) as provided in the Plan document.
Payment of Benefits — Upon severance from service for any reason, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Some participants can also elect annual installments over a term-certain period.
Withdrawals — Hardship withdrawals are available for immediate and heavy financial need up to the amount in the participant’s pre-tax contributions account. Hardship withdrawals can occur any time with a maximum of two per calendar year.
2.SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition
The Plan provides various investment options to its participants, including corporate stock, mutual funds, common/collective trusts and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
The Plan’s investments are stated at fair value. Accounting guidance related to fair value measurements, which establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements (see Note 3). Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation and depreciation in the fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at year end.

Notes receivable from participants
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payments of benefits
Benefit payments to participants are recorded when paid.
3.FAIR VALUE MEASUREMENTS
The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access.

Notes to financial statements
As of December 31, 2021 and 2020, and for the year ended December 31, 2021

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.
Certain investments are measured at fair value on a recurring basis in the statements of net assets available for benefits. The following methods and assumptions were used to estimate the fair values:
Mutual funds, common stock and other investments — These investments are classified as Level 1 and consist of various publicly-traded money market funds, mutual funds, common stock and other investments. Common stock is valued at quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value (“NAV”) of shares held by the Plan at period-end, and are actively traded.
Common/collective trusts — These investments consist of various other collective investment trust funds. The underlying investments in these collective investment trust funds primarily include intermediate and long-term debt securities, corporate debt securities, equity securities and fixed income securities. The overall fair value of the common/collective trusts are valued at NAV as a practical expedient, which is based on the fair value of the underlying securities owned by the fund and divided by the number of shares outstanding. Participant transactions may occur daily and there are no unfunded commitments, redemption restrictions or notice period requirements.
Stable value fund — The Plan provides participants a stable value investment option managed by Fidelity. The Managed Income Portfolio II Fund of the Fidelity Group for Employee Benefit Plans (the “Fund”) includes synthetic guaranteed investment contracts and is a portfolio of financial instruments. The Fund is valued using NAV as a practical expedient to estimate fair value. The redemption frequency is daily and there are no unfunded commitments, or redemption restrictions. There is no redemption notice period for the individual participant level; however, there is up to a 12 month redemption notice period for the Plan level.
The fair values of the Plan’s investments measured at fair value on a recurring basis and their respective level within the fair value hierarchy as of December 31, 2021 and 2020 were as follows:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Pentair common stock	$52,171,283	$—	$—	$52,171,283
Interest-bearing cash	10,674	—	—	10,674
Mutual funds	90,833,458	—	—	90,833,458
Net investments in fair value hierarchy	143,015,415	—	—	143,015,415
Investments valued at NAV				706,658,748
Total investments at fair value	$143,015,415	$—	$—	$849,674,163

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Pentair common stock	$41,224,486	$—	$—	$41,224,486
Interest-bearing cash	45,858	—	—	45,858
Mutual funds	114,510,899	—	—	114,510,899
Net assets in fair value hierarchy	155,781,243	—	—	155,781,243
Investments valued at NAV				594,232,030
Total investments at fair value	$155,781,243	$—	$—	$750,013,273
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based

Notes to financial statements
As of December 31, 2021 and 2020, and for the year ended December 31, 2021 valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2021 and 2020, there were no transfers between levels.
4.FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated August 27, 2015, that the Plan was designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.
5.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Fidelity, the trustee and record-keeper as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund. The Plan has a revenue-sharing agreement whereby participant revenue credits (“PRCs”) are generated from certain investment managers for services provided to the Plan. The PRCs are allocated to the participants who invest in certain funds which offsets the participant’s administrative fee.
At December 31, 2021 and 2020, the Plan held 714,373 and 776,457 shares, respectively, of common stock of Pentair, the parent of the Company, with a cost basis of $19,853,758 and $20,984,145, respectively. During the year ended December 31, 2021, the Plan recorded dividend income of $592,564 with respect to the common stock of Pentair.
Participant loans also qualify as party-in-interest transactions and amounted to $6,868,917 and $7,026,234 at December 31, 2021 and 2020, respectively.
6.PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the plan is terminated, participants would become 100% vested in their accounts.
7.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
As of December 31, 2021 and 2020, reconciliation of net assets available for benefits per the financial statements to the Form 5500 was as follows:

	2021	2020
Net assets available for benefits per the financial statements	$857,929,032	$758,277,536
Less: Cumulative deemed distributions of participant loans	(369,206)	(298,140)
Net assets available for benefits per Form 5500	$857,559,826	$757,979,396
As of December 31, 2021 and 2020, reconciliation of notes receivable from participants per the financial statements to the Form 5500 was as follows:

	2021	2020
Notes receivable from participants per the financial statements	$6,868,917	$7,026,234
Less: Cumulative deemed distributions of participant loans	(369,206)	(298,140)
Notes receivable from participants per Form 5500	$6,499,711	$6,728,094

Notes to financial statements
As of December 31, 2021 and 2020, and for the year ended December 31, 2021
For the year ended December 31, 2021, reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 was as follows:

2021
Change in net assets available for benefits per the financial statements	$99,651,496
Less: Change in cumulative deemed distributions of participant loans	(71,066)
Change in net assets available for benefits per Form 5500	$99,580,430
For the year ended December 31, 2021, reconciliation of net investment income per the financial statements to the Form 5500 was as follows:

2021
Net investment income per the financial statements	$124,049,844
Less: Interest on deemed distributions of participant loans	(20,045)
Net investment income per Form 5500	$124,029,799
For the year ended December 31, 2021, reconciliation of benefits paid to participants per the financial statements to the Form 5500 was as follows:

2021
Benefits paid to participants per the financial statements	$81,420,887
Add: Deemed distributions of participant loans	51,021
Benefits paid to participants per Form 5500	$81,471,908

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

PENTAIR, INC. RETIREMENT SAVINGS AND STOCK INCENTIVE PLAN		(EIN: 41-0907434)
		(Plan #002)

FORM 5500, SCHEDULE H, PART IV LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2021

		Current
Description	Cost	Value
COMMON/COLLECTIVE TRUSTS:
JPMorgan SmartRetirement Passive Blend Income Fund	*	$11,015,101
JPMorgan SmartRetirement Passive Blend 2020 Fund	*	31,530,245
JPMorgan SmartRetirement Passive Blend 2025 Fund	*	48,882,296
JPMorgan SmartRetirement Passive Blend 2030 Fund	*	59,927,239
JPMorgan SmartRetirement Passive Blend 2035 Fund	*	57,703,612
JPMorgan SmartRetirement Passive Blend 2040 Fund	*	33,847,643
JPMorgan SmartRetirement Passive Blend 2045 Fund	*	27,906,340
JPMorgan SmartRetirement Passive Blend 2050 Fund	*	26,789,592
JPMorgan SmartRetirement Passive Blend 2055 Fund	*	15,896,148
JPMorgan SmartRetirement Passive Blend 2060 Fund	*	9,211,490
Fidelity Growth Company (1)	*	160,486,481
Legal & General US Total Stock Market Index	*	102,073,763
Legal & General International Developed Index	*	2,462,470
BlackRock Total Return	*	14,435,132
Loomis Small Cap Growth	*	37,089,576
Total common collective trusts		639,257,128
REGISTERED INVESTMENT COMPANIES:
Oakmark Fund	*	38,934,860
Dodge & Cox International Stock	*	17,112,668
Fidelity US Bond Index (1)	*	6,814,737
Victory Integrity Small Cap Value Fund R6	*	14,237,601
Vanguard International Growth Fund Adm	*	13,733,592
Total registered investment companies		90,833,458
INTEREST-BEARING CASH
Vanguard Federal Money Market	*	10,289
Vanguard Cash Reserves Federal Money Market	*	385
Total interest-bearing cash		10,674
PENTAIR COMPANY STOCK (1)	*	52,171,283
STABLE VALUE FUND
Fidelity Managed Income Portfolio II, CL 4 (1)	*	67,401,620
NOTES RECEIVABLE FROM PARTICIPANTS, NET OF $369,206 IN DEEMED DISTRIBUTIONS (1) (2)		6,499,711
TOTAL		$856,173,874
(1)Party-in-interest.
(2)Interest rates range from 4.25% to 9.75%. Maturity dates range from 2022 to 2045.
*    Cost information is not required for participant-directed investments and, therefore, is not included.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Pentair, Inc., who administers the Pentair, Inc. Retirement Savings and Stock Incentive Plan, as amended, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on June 16, 2022.

Pentair, Inc. Retirement Savings and Stock Incentive Plan
By Pentair, Inc.

By	/s/ Robert P. Fishman
Robert P. Fishman
President